Form 12b-25

Notification of Late Filing

Form 10-K

For Period Ended: July 31, 2001

Part I - Registrant Information

Full Name of Registrant The Rovac Corporation

Former Name if Applicable N/A

Address of Principal Executive

Office (Street and Number) 1030 Stafford Street, PO Box 111

City, State and Zip Code Rochdale, Massachusetts 01542

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b025 (b), the following should be completed. (Check box if appropriate) X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

The Registrant was unable to coordinate a meeting date to complete the audit prior to the due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Raymond E. Shea, Jr. (508) 892-1121

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

THE ROVAC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: October 30, 2001 By: /Raymond E. Shea, Jr./